

Mail Stop 3561

April 25, 2017

Via E-mail
Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, CA 90230

> **Re: eWellness Healthcare Corporation**
> **Registration Statement on Form S-1**
> **Filed April 11, 2017**
> **File No. 333-217252**

Dear Mr. Fogt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Investment Agreement with Tangiers, page 22

1.   We note your disclosure regarding the convertible notes issued to Tangiers. Please disclose whether you have the ability to repay the indebtedness to Tangiers without recourse to monies to be received under the investment agreement and whether the amount of indebtedness will be reduced or relieved by the issuance of shares under the investment agreement. Also disclose the amount of shares underlying the convertible notes and the warrants issued to Tangiers.

Plan of Distribution, page 24

2.   We note your disclosure that the investment agreement with Tangiers is not transferable. Please revise the fifth paragraph to delete the references to sales by pledgees, donees, assignees and other successors-in-interest.

3.   We note your disclosure that the selling stockholder may also sell the securities short. Please describe the effects of short selling on the company's market price.

Exhibits

4.   Please file exhibits 10.17-10.19, the fixed convertible notes and form of warrants issued to Tangiers, and the 8% fixed convertible promissory note executed on April 11, 2017. We may have further comment after reviewing the exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Thomas J. Craft, Jr., Esq.